January 19, 2010

Ronald L. Blevins
Chief Financial Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, Virginia 22560

Re: Eastern Virginia Bankshares, Inc.
   Form 10-K for December 31, 2008
   File Number 0-23565

Dear Mr. Blevins:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel